Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

September 30, 2024

(Unaudited)

Adjusted Fixed Charge Coverage Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) stock-based compensation amortization expense, (ii) amortization of deferred financing costs and debt discounts (premiums), (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of above (below) market lease intangibles, net, and (vi) other AFFO adjustments, which include: (a) lease incentive amortization (reduction of straight-line rents), (b) actuarial reserves for insurance claims that have been incurred but not reported, and (c) amortization of deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures"). All adjustments are reflective of our pro rata share of both our consolidated and unconsolidated joint ventures (reported in "other AFFO adjustments"). We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. See "Nareit FFO" below for further disclosures regarding our use of pro rata share information and its limitations. We believe AFFO is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, and (iv) restructuring and severance-related charges. Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT, and by presenting AFFO, we are assisting these parties in their evaluation. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP and should only be considered together with and as a supplement to our financial information prepared in accordance with GAAP.

Adjusted Net Operating Income and Cash (Adjusted) Net Operating Income ("NOI") Adjusted NOI is a non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measure used to evaluate the operating performance of real estate. Adjusted NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; Adjusted NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. Adjusted NOI is calculated as Adjusted NOI from consolidated properties, plus our share of Adjusted NOI from unconsolidated joint ventures (calculated by applying our actual ownership percentage for the period), less noncontrolling interests' share of Adjusted NOI from consolidated joint ventures (calculated by applying our actual ownership percentage for the period). We utilize our share of Adjusted NOI in assessing our performance as we have various joint ventures that contribute to our performance. We do not control our unconsolidated joint ventures, and our share of amounts from unconsolidated joint ventures do not represent our legal claim to such items. Our share of Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP.

Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes Adjusted NOI is an important supplemental measure because it provides relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Merger-Combined Same-Store ("Merger-Combined SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to Adjusted NOI. Adjusted NOI should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items. Further, our definition of Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating Adjusted NOI.

Operating expenses generally relate to leased outpatient medical and lab buildings, as well as CCRC facilities. We generally recover all or a portion of our leased outpatient medical and lab property expenses through tenant recoveries, which are recognized within rental and related revenues.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

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Definitions

Development Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability to service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted *Nareit FFO.* Funds from Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO from joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.

We believe Nareit FFO applicable to common shares and diluted FFO applicable to common shares are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term Nareit FFO was designed by the REIT industry to address this issue.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours. For a reconciliation of net income (loss) to Nareit FFO and other relevant disclosures, refer to "Non-GAAP Financial Measures Reconciliations" below.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction and merger-related items, other impairments (recoveries) and other losses (gains), restructuring and severance-related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). These adjustments are net of tax, when applicable, and are reflective of our share from our joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FFO as Adjusted for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our FFO as Adjusted to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. See "Nareit FFO" above for further disclosures regarding our use of pro rata share information and its limitations. Transaction and merger-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill, undeveloped land parcels, and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Merger-Combined Same-Store ("SS") Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust (which financial statements have been audited or, in the case of interim periods, reviewed) and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the Merger, approximately 98% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.

Merger-Combined Same-Store Cash Operating Expenses Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses (which exclude transition costs) and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of

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operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Merger-Combined Same-Store Cash Real Estate Revenues Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Portfolio Adjusted NOI Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Cash Real Estate Revenues Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Portfolio Income Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs. Management considers Projected Stabilized Yield a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Redevelopment Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

REVPOR The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment. REVPOR is a metric used to evaluate the revenue-generating capacity and profit potential of our other assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our other assets.

REVPOR CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR CCRC is a metric used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

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Segments The Company's diverse portfolio is comprised of investments in the following reportable healthcare segments: (i) outpatient medical; (ii) lab; and (iii) continuing care retirement community ("CCRC").

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures ("JVs") Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Funds From Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2024	**2023**	**2024**	**2023**
Net income (loss) applicable to common shares	$ 85,675	$ 64,048	$ 237,985	$ 233,497
Real estate related depreciation and amortization	280,019	184,559	782,736	561,357
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,127	6,190	32,520	18,076
Noncontrolling interests' share of real estate related depreciation and amortization	(4,534)	(4,571)	(13,705)	(14,042)
Loss (gain) on sales of depreciable real estate, net	(62,325)	—	(187,624)	(86,463)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	—	11,546
Loss (gain) upon change of control, net[1]	430	—	(77,548)	(234)
Taxes associated with real estate dispositions[2]	(145)	—	11,512	—
Nareit FFO applicable to common shares	311,247	250,226	785,876	723,737
Distributions on dilutive convertible units and other	4,577	2,340	11,670	7,027
Diluted Nareit FFO applicable to common shares	$ 315,824	$ 252,566	$ 797,546	$ 730,764
Weighted average shares outstanding - Diluted Nareit FFO	714,715	554,614	681,128	554,535
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[3]	$ 2,725	$ 49	$ 108,923	$ 2,993
Other impairments (recoveries) and other losses (gains), net[4]	441	(602)	11,741	557
Restructuring and severance-related charges	—	—	—	1,368
Casualty-related charges (recoveries), net[5]	1,792	(367)	588	(610)
Total adjustments	$ 4,958	$ (920)	$ 121,252	$ 4,308
FFO as Adjusted applicable to common shares	$ 316,205	$ 249,306	$ 907,128	$ 728,045
Distributions on dilutive convertible units and other	4,571	2,341	11,537	7,022
Diluted FFO as Adjusted applicable to common shares	$ 320,776	$ 251,647	$ 918,665	$ 735,067
Weighted average shares outstanding - Diluted FFO as Adjusted	714,715	554,614	681,128	554,535
FFO as Adjusted applicable to common shares	$ 316,205	$ 249,306	$ 907,128	$ 728,045
Stock-based compensation amortization expense	3,755	3,434	11,935	10,966
Amortization of deferred financing costs and debt discounts (premiums)	7,408	3,054	19,247	8,828
Straight-line rents[6]	(10,346)	(7,279)	(32,891)	(12,710)
AFFO capital expenditures	(23,510)	(24,031)	(76,744)	(66,264)
Deferred income taxes	585	(430)	2,330	(933)
Amortization of above (below) market lease intangibles, net	(7,887)	(5,626)	(23,325)	(20,267)
Other AFFO adjustments	(1,277)	(1,123)	(4,947)	(1,852)
AFFO applicable to common shares	284,933	217,305	802,733	645,813
Distributions on dilutive convertible units and other	4,576	2,340	11,671	7,026
Diluted AFFO applicable to common shares	$ 289,509	$ 219,645	$ 814,404	$ 652,839
Weighted average shares outstanding - Diluted AFFO	714,715	554,614	681,128	554,535

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Funds From Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2024	2023	2024	2023
Diluted earnings per common share	$ 0.12	$ 0.12	$ 0.36	$ 0.43
Depreciation and amortization	0.41	0.34	1.18	1.03
Loss (gain) on sales of depreciable real estate, net	(0.09)	—	(0.28)	(0.14)
Loss (gain) upon change of control, net[1]	0.00	—	(0.11)	0.00
Taxes associated with real estate dispositions[2]	0.00	—	0.02	—
Diluted Nareit FFO per common share	$ 0.44	$ 0.46	$ 1.17	$ 1.32
Transaction and merger-related items[3]	0.01	0.00	0.16	0.01
Other impairments (recoveries) and other losses (gains), net[4]	0.00	(0.01)	0.02	0.00
Restructuring and severance-related charges	—	—	—	0.00
Casualty-related charges (recoveries), net[5]	0.00	0.00	0.00	0.00
Diluted FFO as Adjusted per common share	$ 0.45	$ 0.45	$ 1.35	$ 1.33
Stock-based compensation amortization expense	0.01	0.01	0.02	0.03
Amortization of deferred financing costs and debt discounts (premiums)	0.01	0.01	0.03	0.02
Straight-line rents[6]	(0.02)	(0.01)	(0.05)	(0.02)
AFFO capital expenditures	(0.03)	(0.05)	(0.11)	(0.14)
Deferred income taxes	0.00	0.00	0.00	0.00
Amortization of above (below) market lease intangibles, net	(0.01)	(0.01)	(0.03)	(0.04)
Other AFFO adjustments	0.00	0.00	(0.01)	0.00
Diluted AFFO per common share	$ 0.41	$ 0.40	$ 1.20	$ 1.18

---

(1) The nine months ended September 30, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The nine months ended September 30, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three and nine months ended September 30, 2024 includes costs related to the Merger, which are primarily comprised of advisory, legal, accounting, tax, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. These costs were partially offset by termination fee income of $4 million and $13 million for the three and nine months ended September 30, 2024, respectively, associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. The remaining $4 million of termination fee income will be recognized during the fourth quarter of 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations, but is excluded from Healthpeak's definition of Portfolio Cash Real Estate Revenues and FFO as Adjusted.

(4) The three and nine months ended September 30, 2024 and 2023 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(6) The nine months ended September 30, 2023 includes an $9 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

Healthpeak® | DOC LISTED NYSE

2024 Guidance[1]

Per share data

	2024 Guidance Ranges		
	Low		High
Diluted earnings per common share	$	0.40	$	0.42
Real estate related depreciation and amortization		1.55		1.55
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		0.07		0.07
Noncontrolling interests' share of real estate related depreciation and amortization		(0.03)		(0.03)
Loss (gain) on sales of depreciable real estate, net		(0.28)		(0.28)
Loss (gain) upon change of control, net		(0.12)		(0.12)
Taxes associated with real estate dispositions		0.02		0.02
Diluted Nareit FFO per common share	$	1.61	$	1.63
Transaction and merger-related items	$	0.16	$	0.16
Other impairments (recoveries) and other losses (gains), net		0.02		0.02
Diluted FFO as Adjusted per common share	$	1.79	$	1.81
Stock-based compensation amortization expense	$	0.03	$	0.03
Amortization of deferred financing costs and debt discounts (premiums)		0.05		0.05
Straight-line rents		(0.07)		(0.07)
AFFO capital expenditures		(0.18)		(0.18)
Amortization of above (below) market lease intangibles, net		(0.05)		(0.05)
Other AFFO adjustments		(0.01)		(0.01)
Diluted AFFO per common share	$	1.56	$	1.58

(1) The foregoing projections reflect management's view of current and future market conditions as of October 24, 2024 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on October 24, 2024. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

Healthpeak® | **DOC** LISTED NYSE

2024 Guidance[1]

In millions

For the projected year 2024 (low)

		Total Portfolio
Net Income	$	295
Real estate related depreciation and amortization		1,050
Loss (gain) on sales of depreciable real estate, net		(188)
Other impairments (recoveries) and other losses (gains), net		11
Other income, costs, and expense adjustments for Cash (Adjusted) NOI		314
Cash (Adjusted) NOI	$	**1,482**
Pre-Merger legacy Physicians Realty Trust Adjusted NOI		53
Merger-Combined non-SS Adjusted NOI		(183)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	$	**1,352**

For the projected year 2024 (high)

		Total Portfolio
Net Income	$	309
Real estate related depreciation and amortization		1,050
Loss (gain) on sales of depreciable real estate, net		(188)
Other impairments (recoveries) and other losses (gains), net		11
Other income, costs, and expense adjustments for Cash (Adjusted) NOI		314
Cash (Adjusted) NOI	$	**1,496**
Pre-Merger legacy Physicians Realty Trust Adjusted NOI		53
Merger-Combined non-SS Adjusted NOI		(184)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	$	**1,365**

For the year-ended December 31, 2023

		Total Portfolio
Net Income	$	335
Real estate related depreciation and amortization		750
Loss (gain) on sales of depreciable real estate, net		(86)
Other impairments (recoveries) and other losses (gains), net		(6)
Other income, costs, and expense adjustments for Cash (Adjusted) NOI		212
Cash (Adjusted) NOI	$	**1,205**
Pre-Merger legacy Physicians Realty Trust Adjusted NOI		312
Merger-Combined non-SS Adjusted NOI		(212)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	$	**1,306**

Continued

Healthpeak ® | **DOC** LISTED NYSE

2024 Guidance[1]

In millions

Projected Merger-Combined Cash Same-Store for the full year 2024

Low	3.50 %
High	4.50 %

---

(1) The foregoing projections reflect management's view of current and future market conditions as of October 24, 2024 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on October 24, 2024. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments. May not foot or recalculate due to the rounding.

(2) Total Merger-Combined Same-Store Cash (Adjusted) NOI include the results from operations of the legacy Physicians Realty Trust properties that met the same-store definition as if they were owned by the Company for the entirety of the periods presented.

Reconciliations

Enterprise Gross Assets

In thousands

	September 30, 2024
Consolidated total assets[1]	$ 19,969,766
Investments in and advances to unconsolidated joint ventures	(931,844)
Accumulated depreciation and amortization of real estate	3,925,375
Accumulated amortization of real estate intangibles	597,460
Consolidated Gross Assets	$ 23,560,757
Healthpeak's share of unconsolidated joint venture gross assets	1,373,382
Enterprise Gross Assets	$ 24,934,139

(1) Consolidated total assets represents total assets on the Consolidated Balance Sheet as of September 30, 2024 presented on page 8 within the Earnings Release and Supplemental Report for the quarter ended September 30, 2024.

Portfolio Investment

In thousands

	September 30, 2024				
	Outpatient Medical	Lab	CCRC	Other	Total
Net real estate	$ 7,085,319	$ 7,150,002	$ 1,657,091	$ —	$ 15,892,412
Intangible assets, net	749,960	60,193	88,226	—	898,379
Accumulated depreciation and amortization of real estate	1,929,183	1,577,724	418,468	—	3,925,375
Accumulated amortization of real estate intangibles assets	278,110	70,898	248,452	—	597,460
Healthpeak's share of unconsolidated joint venture gross real estate assets	235,870	568,902	—	474,184	1,278,956
Fully depreciated and amortized real estate and intangibles assets	752,477	572,089	25,369	—	1,349,935
Leasing commissions and other	177,616	97,482	—	—	275,098
Debt investments	—	—	—	631,164	631,164
Real estate intangible liabilities, gross	(241,895)	(190,922)	—	—	(432,817)
Noncontrolling interests' share of consolidated joint venture real estate and related intangibles	(418,228)	—	—	—	(418,228)
Portfolio Investment	$ 10,548,412	$ 9,906,368	$ 2,437,606	$ 1,105,348	$ 23,997,734

Healthpeak®

Revenues

In thousands

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Outpatient Medical	$ 191,016	$ 188,835	$ 238,272	$ 332,515	$ 317,659
Lab	226,059	223,497	223,761	214,266	225,592
CCRC	133,808	136,341	138,776	140,891	142,845
Other	5,360	4,979	5,059	6,878	13,126
Corporate Non-segment	—	—	692	954	1,175
Total revenues	**$ 556,243**	**$ 553,652**	**$ 606,560**	**$ 695,504**	**$ 700,397**
Outpatient Medical	—	—	—	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	(5,360)	(4,979)	(5,059)	(6,878)	(13,126)
Corporate Non-segment	—	—	(692)	(954)	(1,175)
Less: Interest income and other	**$ (5,360)**	**$ (4,979)**	**$ (5,751)**	**$ (7,832)**	**$ (14,301)**
Outpatient Medical	746	788	2,739	6,903	7,065
Lab	2,425	3,406	4,861	4,301	5,242
CCRC	—	—	—	—	—
Other	20,572	21,247	21,533	21,378	21,886
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture real estate revenues	**$ 23,743**	**$ 25,441**	**$ 29,133**	**$ 32,582**	**$ 34,193**
Outpatient Medical	—	—	—	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	1	—	—	—
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture government grant income	**$ —**	**$ 1**	**$ —**	**$ —**	**$ —**
Outpatient Medical	(8,735)	(8,710)	(8,876)	(9,341)	(9,734)
Lab	(154)	(171)	(163)	(33)	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture real estate revenues	**$ (8,889)**	**$ (8,881)**	**$ (9,039)**	**$ (9,374)**	**$ (9,734)**

Continued

Healthpeak® | DOC LISTED NYSE

Revenues

In thousands

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Outpatient Medical	$ (4,223)	$ (3,612)	$ (7,011)	$ (12,101)	$ (12,761)
Lab	(9,477)	(10,296)	(21,127)	(12,988)	(16,647)
CCRC	—	(1)	1	(1)	—
Other	(5)	(81)	(56)	(18)	(71)
Corporate Non-segment	—	—	—	—	—
Non-cash adjustments to real estate revenues	**$ (13,705)**	**$ (13,990)**	**$ (28,193)**	**$ (25,108)**	**$ (29,479)**
Outpatient Medical	178,804	177,301	225,124	317,976	302,229
Lab	218,854	216,436	207,332	205,546	214,187
CCRC	133,808	136,340	138,777	140,890	142,845
Other	20,567	21,167	21,477	21,360	21,815
Corporate Non-segment	—	—	—	—	—
Portfolio Cash Real Estate Revenues[1]	**$ 552,033**	**$ 551,244**	**$ 592,710**	**$ 685,772**	**$ 681,076**
Outpatient Medical	118,985	79,143	90,529	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Pre-Merger legacy Physicians Realty Trust Cash Real Estate Revenue	**$ 118,985**	**$ 79,143**	**$ 90,529**	**$ —**	**$ —**
Outpatient Medical	(11,656)	24,537	(30,583)	(30,287)	(11,119)
Lab	(44,985)	(44,147)	(33,468)	(28,911)	(32,564)
CCRC	(205)	(257)	(299)	(306)	(304)
Other	(20,567)	(21,167)	(21,477)	(21,360)	(21,815)
Corporate Non-segment	—	—	—	—	—
Merger-Combined non-SS Cash Real Estate Revenues	**$ (77,413)**	**$ (41,034)**	**$ (85,827)**	**$ (80,864)**	**$ (65,802)**
Outpatient Medical	286,133	280,981	285,070	287,689	291,110
Lab	173,869	172,289	173,864	176,635	181,623
CCRC	133,603	136,083	138,478	140,584	142,541
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Merger-Combined SS Cash Real Estate Revenues[3]	**$ 593,605**	**$ 589,353**	**$ 597,412**	**$ 604,908**	**$ 615,274**

Healthpeak® | DOC LISTED NYSE

Operating Expenses

In thousands

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Outpatient Medical	$ 67,693	$ 65,691	$ 81,268	$ 111,702	$ 106,484
Lab	60,268	56,964	56,840	56,656	64,075
CCRC	104,773	105,920	105,621	105,469	109,720
Other	—	—	—	—	—
Corporate Non-segment	—	(4,174)	—	—	—
Operating expenses	**$ 232,734**	**$ 224,401**	**$ 243,729**	**$ 273,827**	**$ 280,279**
Outpatient Medical	301	295	1,083	2,464	2,832
Lab	958	1,104	1,324	1,528	1,811
CCRC	—	—	—	—	—
Other	15,439	15,748	16,099	15,790	16,226
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture operating expenses	**$ 16,698**	**$ 17,147**	**$ 18,506**	**$ 19,782**	**$ 20,869**
Outpatient Medical	(2,474)	(2,443)	(2,430)	(2,609)	(2,851)
Lab	(33)	(48)	(43)	(9)	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture operating expenses	**$ (2,507)**	**$ (2,491)**	**$ (2,473)**	**$ (2,618)**	**$ (2,851)**
Outpatient Medical	—	—	—	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	(4,174)	—	—	—
Non-property level operating expenses	**$ —**	**$ (4,174)**	**$ —**	**$ —**	**$ —**
Outpatient Medical	(676)	(675)	(884)	(1,671)	(1,741)
Lab	365	612	308	301	253
CCRC	—	940	1	1,738	(95)
Other	22	(505)	(9)	(244)	3
Corporate Non-segment	—	—	—	—	—
Non-cash adjustments to operating expenses	**$ (289)**	**$ 372**	**$ (584)**	**$ 124**	**$ (1,580)**
Outpatient Medical	64,844	62,868	79,037	109,886	104,724
Lab	61,558	58,632	58,429	58,476	66,139
CCRC	104,773	106,860	105,622	107,207	109,625
Other	15,461	15,243	16,090	15,546	16,229
Corporate Non-segment	—	—	—	—	—
Portfolio Cash Operating Expenses[2]	**$ 246,636**	**$ 243,603**	**$ 259,178**	**$ 291,115**	**$ 296,717**

Continued

Healthpeak® | DOC LISTED NYSE

Operating Expenses

In thousands

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Outpatient Medical	$ 40,172	$ 36,580	$ 29,131	$ —	$ —
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Pre-Merger legacy Physicians Realty Trust Cash Operating Expenses	**$ 40,172**	**$ 36,580**	**$ 29,131**	**$ —**	**$ —**
Outpatient Medical	(5,287)	(5,343)	(11,088)	(11,999)	(6,353)
Lab	(8,679)	(8,862)	(7,767)	(7,555)	(8,913)
CCRC	(537)	(504)	(627)	(440)	(635)
Other	(15,461)	(15,243)	(16,090)	(15,546)	(16,229)
Corporate Non-segment	—	—	—	—	—
Merger-Combined non-SS Cash Operating Expenses	**$ (29,964)**	**$ (29,952)**	**$ (35,572)**	**$ (35,540)**	**$ (32,130)**
Outpatient Medical	99,729	94,105	97,080	97,887	98,371
Lab	52,879	49,770	50,662	50,921	57,226
CCRC	104,236	106,356	104,995	106,767	108,990
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Merger-Combined SS Cash Operating Expenses[3]	**$ 256,844**	**$ 250,231**	**$ 252,737**	**$ 255,575**	**$ 264,587**

Healthpeak® | DOC LISTED NYSE

Revenue

In thousands

Nine Months Ended September 30, 2024		
Outpatient Medical	$	888,446
Lab		663,619
CCRC		422,512
Other		25,063
Corporate Non-segment		2,821
Total revenues	**$**	**2,002,461**
Outpatient Medical		—
Lab		—
CCRC		—
Other		(25,063)
Corporate Non-segment		(2,821)
Less: Interest income and other	**$**	**(27,884)**
Outpatient Medical		16,707
Lab		14,404
CCRC		—
Other		64,797
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture real estate revenues	**$**	**95,908**
Outpatient Medical		(27,952)
Lab		(196)
CCRC		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture real estate revenues	**$**	**(28,148)**
Outpatient Medical		(31,872)
Lab		(50,762)
CCRC		—
Other		(145)
Corporate Non-segment		—
Non-cash adjustments to real estate revenues	**$**	**(82,779)**
Outpatient Medical		845,329
Lab		627,065
CCRC		422,512
Other		64,652
Corporate Non-segment		—
Portfolio Cash Real Estate Revenues[1]	**$**	**1,959,558**

Operating Expenses

In thousands

Nine Months Ended September 30, 2024		
Outpatient Medical	$	299,455
Lab		177,571
CCRC		320,809
Other		—
Corporate Non-segment		—
Operating expenses	**$**	**797,835**
Outpatient Medical		6,380
Lab		4,663
CCRC		—
Other		48,116
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture operating expenses	**$**	**59,159**
Outpatient Medical		(7,889)
Lab		(52)
CCRC		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture operating expenses	**$**	**(7,941)**
Outpatient Medical		(4,299)
Lab		862
CCRC		1,645
Other		(251)
Corporate Non-segment		—
Non-cash adjustments to operating expenses	**$**	**(2,043)**
Outpatient Medical		293,647
Lab		183,044
CCRC		322,454
Other		47,865
Corporate Non-segment		—
Portfolio Cash Operating Expenses[2]	**$**	**847,010**
Outpatient Medical		29,131
Life science		—
CCRC		—
Other		—
Corporate Non-Segment		—
Pre-Merger legacy Physicians Realty Trust Cash Operating Expenses	**$**	**29,131**

Continued

Healthpeak® | DOC LISTED NYSE

Revenue

In thousands

Nine Months Ended September 30, 2024		
Outpatient Medical	$	90,529
Lab		—
CCRC		—
Other		—
Corporate Non-segment		—
Pre-Merger legacy Physicians Realty Trust Cash Real Estate Revenue	$	90,529
Outpatient Medical		(76,485)
Lab		(113,111)
CCRC		(909)
Other		(64,652)
Corporate Non-segment		—
Merger-Combined non-SS Cash Real Estate Revenues	$	(255,157)
Outpatient Medical		859,373
Lab		513,954
CCRC		421,603
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Real Estate Revenues[3]	$	1,794,930

Operating Expenses

Nine Months Ended September 30, 2024		
Outpatient Medical	$	(31,378)
Lab		(31,204)
CCRC		(1,702)
Other		(47,865)
Corporate Non-segment		—
Merger-Combined non-SS Cash Operating Expenses	$	(112,149)
Outpatient Medical		291,400
Lab		151,840
CCRC		320,752
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Operating Expenses[3]	$	763,992

(1) Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

(2) Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fees expense.

(3) Merger-Combined Same-Store Cash Real Estate Revenues and Merger-Combined Same-Store Cash Operating Expenses include the results from operations of the legacy Physicians Realty Trust properties that met the same-store definition as if they were owned by the Company for the entirety of the periods presented.

Healthpeak® | DOC LISTED NYSE

Reconciliations

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Total Portfolio

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net income (loss)	$ 68,656	$ 75,395	$ 11,177	$ 152,716	$ 92,738
Interest income and other	(5,360)	(4,979)	(5,751)	(7,832)	(14,301)
Interest expense	50,510	52,784	60,907	74,910	74,105
Depreciation and amortization	184,559	188,544	219,219	283,498	280,019
General and administrative	23,093	21,556	23,299	26,718	23,216
Transaction and merger-related costs	36	14,417	107,220	7,759	7,134
Impairments and loan loss reserves, net	(550)	(5,445)	11,458	(553)	441
(Gain) loss on sales of real estate, net	—	—	(3,255)	(122,044)	(62,325)
Other (income) expense, net	(1,481)	(2,600)	(78,516)	(4,004)	(982)
Income tax (benefit) expense	787	(11,842)	13,698	2,728	1,938
Equity (income) loss from unconsolidated joint ventures	(2,101)	(3,558)	(2,376)	(51)	3,834
Healthpeak's share of unconsolidated joint venture NOI	7,045	8,295	10,627	12,800	13,324
Noncontrolling interests' share of consolidated joint venture NOI	(6,382)	(6,390)	(6,566)	(6,756)	(6,883)
Non-property level NOI	—	(4,174)	—	—	—
Adjustments to NOI[1]	(13,416)	(14,361)	(27,609)	(25,232)	(27,899)
Portfolio Adjusted NOI	$ 305,396	$ 307,642	$ 333,532	$ 394,657	$ 384,359
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	78,814	42,563	61,398	—	—
Merger-Combined non-SS Adjusted NOI	(47,449)	(11,083)	(50,255)	(45,324)	(33,672)
Merger-Combined SS Adjusted NOI[2]	$ 336,761	$ 339,122	$ 344,675	$ 349,333	$ 350,687

Outpatient Medical

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net income (loss)	$ 48,906	$ 48,580	$ 49,684	$ 108,586	$ 94,960
Interest expense	1,947	1,979	3,131	4,070	4,268
Depreciation and amortization	72,736	74,067	106,292	173,408	168,120
Transaction and merger-related costs	23	949	113	41	889
(Gain) loss on sales of real estate, net	—	—	(3,255)	(66,831)	(62,325)
Other (income) expense, net	(78)	(2,180)	(71)	(1,383)	78
Equity (income) loss from unconsolidated joint ventures	(211)	(251)	1,110	2,922	5,185
Healthpeak's share of unconsolidated joint venture NOI	445	493	1,656	4,439	4,233
Noncontrolling interests' share of consolidated joint venture NOI	(6,261)	(6,267)	(6,446)	(6,732)	(6,883)
Adjustments to NOI[1]	(3,547)	(2,938)	(6,127)	(10,430)	(11,020)
Portfolio Adjusted NOI	$ 113,960	$ 114,432	$ 146,087	$ 208,090	$ 197,505
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	78,814	42,563	61,398	—	—
Merger-Combined non-SS Adjusted NOI	(6,370)	29,881	(19,495)	(18,288)	(4,766)
Merger-Combined SS Adjusted NOI[2]	$ 186,404	$ 186,876	$ 187,990	$ 189,802	$ 192,739

Continued

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Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Lab

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net income (loss)	$ 88,337	$ 86,913	$ 169,798	$ 138,830	$ 85,240
Depreciation and amortization	78,646	80,886	78,908	75,947	77,625
Transaction and merger-related costs	51	124	9	478	4
(Gain) loss on sales of real estate, net	—	—	—	(55,213)	—
Other (income) expense, net	1	(6)	(78,983)	(185)	402
Equity (income) loss from unconsolidated joint ventures	(1,244)	(1,384)	(2,811)	(2,247)	(1,754)
Healthpeak's share of unconsolidated joint venture NOI	1,467	2,302	3,537	2,773	3,431
Noncontrolling interests' share of consolidated joint venture NOI	(121)	(123)	(120)	(24)	—
Adjustments to NOI[1]	(9,842)	(10,907)	(21,435)	(13,289)	(16,900)
Portfolio Adjusted NOI	$ 157,295	$ 157,805	$ 148,903	$ 147,070	$ 148,048
Merger-Combined non-SS Adjusted NOI	(36,305)	(35,286)	(25,701)	(21,356)	(23,651)
Merger-Combined SS Adjusted NOI[2]	$ 120,990	$ 122,519	$ 123,202	$ 125,714	$ 124,397

CCRC

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net income (loss)	$ (5,633)	$ (6,213)	$ (2,172)	$ (160)	$ (2,827)
Interest expense	1,830	1,541	996	984	984
Depreciation and amortization	33,177	33,591	34,019	34,143	34,274
Transaction and merger-related costs	(85)	1,469	73	(24)	—
Other (income) expense, net	(254)	33	239	479	694
Adjustments to NOI[1]	—	(940)	—	(1,739)	95
Portfolio Adjusted NOI	$ 29,035	$ 29,481	$ 33,155	$ 33,683	$ 33,220
Merger-Combined non-SS Adjusted NOI	332	246	328	134	331
Merger-Combined SS Adjusted NOI[2]	$ 29,367	$ 29,727	$ 33,483	$ 33,817	$ 33,551

Other

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net income (loss)	$ 6,503	$ 12,338	$ (5,724)	$ 8,195	$ 12,282
Interest income and other	(5,360)	(4,979)	(5,059)	(6,878)	(13,126)
Impairments and loan loss reserves, net	(550)	(5,445)	11,458	(553)	441
Other (income) expense, net	53	9	—	(38)	—
Equity (income) loss from unconsolidated joint ventures	(646)	(1,923)	(675)	(726)	403
Healthpeak's share of unconsolidated joint venture NOI	5,133	5,500	5,434	5,588	5,660
Adjustments to NOI[1]	(27)	424	(47)	226	(74)
Portfolio Adjusted NOI	$ 5,106	$ 5,924	$ 5,387	$ 5,814	$ 5,586
Merger-Combined non-SS Adjusted NOI	(5,106)	(5,924)	(5,387)	(5,814)	(5,586)
Merger-Combined SS Adjusted NOI[2]	$ —	$ —	$ —	$ —	$ —

Continued

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Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Corporate Non-Segment	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Net income (loss)	$ (69,457)	$ (66,223)	$ (200,409)	$ (102,735)	$ (96,917)
Interest income and other	—	—	(692)	(954)	(1,175)
Interest expense	46,733	49,264	56,780	69,856	68,853
General and administrative	23,093	21,556	23,299	26,718	23,216
Transaction and merger-related costs	47	11,875	107,025	7,264	6,241
Other (income) expense, net	(1,203)	(456)	299	(2,877)	(2,156)
Income tax (benefit) expense	787	(11,842)	13,698	2,728	1,938
Non-property level NOI	—	(4,174)	—	—	—
Merger-Combined SS Adjusted NOI[2]	$ —	$ —	$ —	$ —	$ —

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

For the nine months ended September 30, 2024

	Outpatient Medical	Lab	CCRC	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 253,425	$ 393,912	$ (5,159)	$ 14,753	$ (400,300)	$ 256,631
Interest income and other	—	—	—	(25,063)	(2,821)	(27,884)
Interest expense	11,231	—	2,963	—	195,728	209,922
Depreciation and amortization	447,819	232,480	102,437	—	—	782,736
General and administrative	—	—	—	—	73,233	73,233
Transaction and merger-related costs	1,043	490	49	—	120,531	122,113
Impairments and loan loss reserves, net	—	—	—	11,346	—	11,346
(Gain) loss on sales of real estate, net	(132,369)	(55,255)	—	—	—	(187,624)
Other (income) expense, net	(1,376)	(78,766)	1,413	(38)	(4,735)	(83,502)
Income tax (benefit) expense	—	—	—	—	18,364	18,364
Equity (income) loss from unconsolidated joint ventures	9,218	(6,813)	—	(998)	—	1,407
Healthpeak's share of unconsolidated joint venture NOI	10,327	9,741	—	16,681	—	36,749
Noncontrolling interests' share of consolidated joint venture NOI	(20,063)	(144)	—	—	—	(20,207)
Adjustments to NOI[1]	(27,573)	(51,624)	(1,645)	106	—	(80,736)
Portfolio Adjusted NOI	$ 551,682	$ 444,021	$ 100,058	$ 16,787	$ —	$ 1,112,548
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	61,398	—	—	—	—	61,398
Merger-Combined non-SS Adjusted NOI	(45,107)	(81,907)	793	(16,787)	—	(143,008)
Merger-Combined SS Adjusted NOI[2]	$ 567,973	$ 362,114	$ 100,851	$ —	$ —	$ 1,030,938

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Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

For the nine months ended September 30, 2023

	Outpatient Medical	Lab	CCRC	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 168,037	$ 298,145	$ (20,374)	$ 24,445	$ (210,891)	$ 259,362
Interest income and other	—	—	—	(16,802)	—	(16,802)
Interest expense	5,791	—	5,470	—	136,286	147,547
Depreciation and amortization	215,617	247,463	98,277	—	—	561,357
General and administrative	—	—	—	—	73,576	73,576
Transaction and merger-related costs	171	209	412	—	2,306	3,098
Impairments and loan loss reserves, net	—	—	—	(156)	—	(156)
(Gain) loss on sales of real estate, net	(21,312)	(60,498)	—	(4,653)	—	(86,463)
Other (income) expense, net	(517)	(1)	(260)	72	(3,502)	(4,208)
Government grant income	—	—	184	—	—	184
Income tax (benefit) expense	—	—	—	—	2,225	2,225
Equity (income) loss from unconsolidated joint ventures	(585)	(3,155)	—	(2,906)	—	(6,646)
Healthpeak's share of unconsolidated joint venture NOI	1,350	3,532	—	16,346	—	21,228
Noncontrolling interests' share of consolidated joint venture NOI	(18,887)	(341)	—	—	—	(19,228)
Adjustments to NOI[1]	(11,373)	(25,618)	(679)	(59)	—	(37,729)
Portfolio Adjusted NOI	$ 338,292	$ 459,736	$ 83,030	$ 16,287	$ —	$ 897,345
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	233,483	—	—	—	—	233,483
Merger-Combined non-SS Adjusted NOI	(21,755)	(108,446)	855	(16,287)	—	(145,633)
Merger-Combined SS Adjusted NOI[2]	$ 550,020	$ 351,290	$ 83,885	$ —	$ —	$ 985,195

---

(1)   Adjustments to NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, the impact of deferred community fee income, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fees expense.

(2)   Merger-Combined Same-Store Adjusted NOI include the results from operations of the legacy Physicians Realty Trust properties that met the same-store definition as if they were owned by the Company for the entirety of the periods presented.

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Property Count Reconciliations

As of September 30, 2024

	Property Count Reconciliation				
	Outpatient Medical	Lab	CCRC	Other	Total
Prior Quarter Total Property Count	**585**	**139**	**15**	**19**	**758**
Assets sold	(59)	—	—	—	(59)
New Developments	1	—	—	—	1
Current Quarter Total Property Count	**527**	**139**	**15**	**19**	**700**
Recent acquisitions	(3)	—	—	—	(3)
Assets in Development	(7)	(4)	—	—	(11)
Recently completed Developments	(1)	(1)	—	—	(2)
Assets in Redevelopment	—	(17)	—	—	(17)
Recently completed Redevelopments	(3)	(4)	—	—	(7)
Segment exclusions	—	—	—	(19)	(19)
Significant tenant relocation	—	(2)	—	—	(2)
Three-Month SS Property Count	**513**	**111**	**15**	**—**	**639**
Recent acquisitions	(2)	—	—	—	(2)
Recently completed Redevelopments	(1)	(1)	—	—	(2)
Nine-Month SS Property Count	**510**	**110**	**15**	**—**	**635**

	Sequential SS				
	Outpatient Medical	Lab	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	**569**	**112**	**15**	**—**	**696**
Acquisitions	2	—	—	—	2
Assets in Redevelopment	—	(1)	—	—	(1)
Prior Development/Redevelopment	1	1	—	—	2
Significant tenant relocation	—	(1)	—	—	(1)
Assets sold	(59)	—	—	—	(59)
Current Quarter Three-Month SS Property Count	**513**	**111**	**15**	**—**	**639**

Reconciliations

Common Stock and Equivalents

In thousands

		Weighted Average Shares Three Months Ended September 30, 2024				Weighted Average Shares Nine Months Ended September 30, 2024			
	Shares Outstanding September 30, 2024	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	699,405	699,349	699,349	699,349	699,349	667,536	667,536	667,536	667,536
Common stock equivalent securities[1]:									
Restricted stock units	963	137	137	137	137	150	150	150	150
OP units	3,177	660	1,606	1,606	1,606	410	1,190	1,190	1,190
Convertible partnership units	13,558	—	13,623	13,623	13,623	—	12,252	12,252	12,252
Total common stock and equivalents	717,103	700,146	714,715	714,715	714,715	668,096	681,128	681,128	681,128

(1) The weighted average shares for the three months ended September 30, 2024 represent the current dilutive impact, using the treasury stock method, of approximately 1.0 million restricted stock units, 3.2 million OP Units, and 13.6 million DownREIT units.

Healthpeak® | DOC LISTED NYSE

Reconciliations

Net Income to Adjusted EBITDAre

In thousands

		Three Months Ended September 30, 2024
Net income (loss)	$	**92,738**
Interest expense		74,105
Income tax expense (benefit)		1,938
Depreciation and amortization		280,019
Other depreciation and amortization		807
Loss (gain) on sales of real estate		(62,325)
Loss (gain) upon change of control		430
Share of unconsolidated JV:		
Interest expense		5,859
Income tax expense (benefit)		24
Depreciation and amortization		12,127
EBITDAre	$	**405,722**
Transaction and merger-related items		2,743
Other impairments (recoveries) and other losses (gains)		441
Casualty-related charges (recoveries)		2,074
Stock-based compensation amortization expense		3,755
Impact of transactions closed during the period[1]		(598)
Adjusted EBITDAre	$	414,137
Impact of transactions closed during the period[1]		598
Fixed Charge Coverage Adjusted EBITDAre[2]	$	414,735

Adjusted Fixed Charge Coverage

In thousands

		Three Months Ended September 30, 2024
Interest expense, including unconsolidated JV interest expense at share	$	79,964
Capitalized interest, including unconsolidated JV capitalized interest at share		16,681
Fixed Charges	$	**96,645**
Adjusted Fixed Charge Coverage		**4.3x**

---

(1)   Adjustment reflects the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period.

(2)   Fixed Charge Coverage Adjusted EBITDAre is utilized in the calculation of Adjusted Fixed Charge Coverage and excludes the impact of transactions that closed during the period for consistency with the calculation of Fixed Charges.

Healthpeak® | DOC LISTED NYSE

Enterprise Debt and Net Debt

In thousands

	September 30, 2024
Term loans	$ 1,645,748
Senior unsecured notes	6,557,170
Mortgage debt	380,459
Consolidated Debt	**$ 8,583,377**
Share of unconsolidated JV mortgage debt	186,356
Enterprise Debt	**$ 8,769,733**
Cash and cash equivalents	(180,430)
Share of unconsolidated JV cash and cash equivalents	(30,851)
Restricted cash	(61,615)
Share of unconsolidated JV restricted cash	(5,357)
Net Debt	**$ 8,491,480**

Financial Leverage

In thousands

	September 30, 2024
Enterprise Debt	$ 8,769,733
Enterprise Gross Assets	24,934,139
Financial Leverage	35.2%

Secured Debt Ratio

In thousands

	September 30, 2024
Mortgage debt	$ 380,459
Share of unconsolidated JV mortgage debt	186,356
Enterprise Secured Debt	**$ 566,815**
Enterprise Gross Assets	$ 24,934,139
Secured Debt Ratio	2.3%

Net Debt to Adjusted EBITDAre

In thousands

	September 30, 2024
Net Debt	$ 8,491,480
Annualized Adjusted EBITDAre[1]	1,656,548
Net Debt to Adjusted EBITDAre	5.1x

(1) Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

Healthpeak® | DOC LISTED NYSE

Reconciliations

Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Equity income (loss) from unconsolidated joint ventures	$ 2,101	$ 3,558	$ 2,376	$ 51	$ (3,834)
Depreciation and amortization	6,190	6,724	8,772	11,621	12,127
General and administrative	267	199	337	79	353
Other (income) expense, net	(1,558)	(2,389)	(1,005)	883	4,670
Income tax (benefit) expense	45	203	147	166	8
Healthpeak's share of unconsolidated joint venture NOI	$ 7,045	$ 8,295	$ 10,627	$ 12,800	$ 13,324

Outpatient Medical

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Equity income (loss) from unconsolidated joint ventures	$ 211	$ 251	$ (1,110)	$ (2,922)	$ (5,185)
Depreciation and amortization	218	241	1,615	4,270	4,253
General and administrative	15	(3)	44	133	91
Other (income) expense, net	—	—	1,099	2,965	5,082
Income tax (benefit) expense	1	4	8	(7)	(8)
Healthpeak's share of unconsolidated joint venture NOI	$ 445	$ 493	$ 1,656	$ 4,439	$ 4,233

Lab

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Equity income (loss) from unconsolidated joint ventures	$ 1,244	$ 1,384	$ 2,811	$ 2,247	$ 1,754
Depreciation and amortization	1,568	1,992	2,573	2,693	3,194
General and administrative	220	134	217	(53)	242
Other (income) expense, net	(1,565)	(1,208)	(2,064)	(2,114)	(1,759)
Healthpeak's share of unconsolidated joint venture NOI	$ 1,467	$ 2,302	$ 3,537	$ 2,773	$ 3,431

Other

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Equity income (loss) from unconsolidated joint ventures	$ 646	$ 1,923	$ 675	$ 726	$ (403)
Depreciation and amortization	4,404	4,491	4,584	4,658	4,680
General and administrative	32	68	76	(1)	20
Other (income) expense, net	7	(1,181)	(40)	32	1,347
Income tax (benefit) expense	44	199	139	173	16
Healthpeak's share of unconsolidated joint venture NOI	$ 5,133	$ 5,500	$ 5,434	$ 5,588	$ 5,660

Healthpeak® | DOC LISTED NYSE

Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

For the nine months ended September 30, 2024

	Outpatient Medical	Lab	Other	Total
Equity income (loss) from unconsolidated joint ventures	$ (9,217)	$ 6,812	$ 998	$ (1,407)
Depreciation and amortization	10,138	8,460	13,922	32,520
General and administrative	267	406	95	768
Other (income) expense, net	9,146	(5,937)	1,338	4,547
Income tax (benefit) expense	(7)	—	328	321
Healthpeak's share of unconsolidated joint venture NOI	$ 10,327	$ 9,741	$ 16,681	$ 36,749

For the nine months ended September 30, 2023

	Outpatient Medical	Lab	Other	Total
Equity income (loss) from unconsolidated joint ventures	$ 585	$ 3,155	$ 2,906	$ 6,646
Depreciation and amortization	712	4,504	12,860	18,076
General and administrative	41	774	143	958
Other (income) expense, net	—	(4,901)	(47)	(4,948)
Income tax (benefit) expense	12	—	484	496
Healthpeak's share of unconsolidated joint venture NOI	$ 1,350	$ 3,532	$ 16,346	$ 21,228

Reconciliations

Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 4,442	$ 4,451	$ 4,501	$ 6,669	$ 6,866
Depreciation and amortization	4,474	4,502	4,452	4,614	4,415
Other (income) expense, net	6	23	124	84	207
Dividends attributable to noncontrolling interest	(2,540)	(2,586)	(2,511)	(4,611)	(4,605)
Noncontrolling interests' share of consolidated joint venture NOI	$ 6,382	$ 6,390	$ 6,566	$ 6,756	$ 6,883

Outpatient Medical

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 3,181	$ 3,162	$ 3,266	$ 5,398	$ 5,661
Depreciation and amortization	4,422	4,452	4,402	4,603	4,415
Other (income) expense, net	97	117	215	107	177
Dividends attributable to noncontrolling interest	(1,439)	(1,464)	(1,437)	(3,376)	(3,370)
Noncontrolling interests' share of consolidated joint venture NOI	$ 6,261	$ 6,267	$ 6,446	$ 6,732	$ 6,883

Lab

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 1,061	$ 1,093	$ 1,044	$ 949	$ 883
Depreciation and amortization	52	50	50	11	—
Other (income) expense, net	(91)	(94)	(91)	(23)	30
Dividends attributable to noncontrolling interest	(901)	(926)	(883)	(913)	(913)
Noncontrolling interests' share of consolidated joint venture NOI	$ 121	$ 123	$ 120	$ 24	$ —

Corporate Non-segment

	Three Months Ended				
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 200	$ 196	$ 191	$ 322	$ 322
Dividends attributable to noncontrolling interest	(200)	(196)	(191)	(322)	(322)
Noncontrolling interests' share of consolidated joint venture NOI	$ —	$ —	$ —	$ —	$ —

Healthpeak® | DOC LISTED NYSE

Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

For the nine months ended September 30, 2024

	Outpatient Medical	Lab	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 14,325	$ 2,876	$ 835	$ 18,036
Depreciation and amortization	13,420	61	—	13,481
Other (income) expense, net	501	(84)	—	417
Dividends attributable to noncontrolling interest	(8,183)	(2,709)	(835)	(11,727)
Noncontrolling interests' share of consolidated joint venture NOI	$ 20,063	$ 144	$ —	$ 20,207

For the nine months ended September 30, 2023

	Outpatient Medical	Lab	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 20,285	$ 3,622	$ 390	$ 24,297
(Gain) loss on sales of real estate, net	(11,133)	(413)	—	(11,546)
Depreciation and amortization	13,617	141	—	13,758
Other (income) expense, net	438	(277)	—	161
Dividends attributable to noncontrolling interest	(4,320)	(2,732)	(390)	(7,442)
Noncontrolling interests' share of consolidated joint venture NOI	$ 18,887	$ 341	$ —	$ 19,228

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REVPOR CCRC[1]

In thousands, except per month data

		Three Months Ended								
REVPOR CCRC		**September 30, 2023**		**December 31, 2023**		**March 31, 2024**		**June 30, 2024**		**September 30, 2024**
Portfolio Cash Real Estate Revenues[2]	$	133,808	$	136,340	$	138,777	$	140,890	$	142,845
Other adjustments to REVPOR CCRC[3]		(206)		—		—		—		—
REVPOR CCRC revenues	**$**	**133,603**	**$**	**136,340**	**$**	**138,777**	**$**	**140,890**	**$**	**142,845**
Average occupied units/month		5,956		6,031		6,043		6,049		6,013
REVPOR CCRC per month[4]	$	7,477	$	7,536	$	7,655	$	7,764	$	7,919

		Three Months Ended								
REVPOR CCRC excluding NREF Amortization		**September 30, 2023**		**December 31, 2023**		**March 31, 2024**		**June 30, 2024**		**September 30, 2024**
REVPOR CCRC revenues	$	133,603	$	136,340	$	138,777	$	140,890	$	142,845
NREF Amortization		(20,762)		(22,105)		(21,577)		(21,401)		(22,622)
REVPOR CCRC revenues excluding NREF Amortization	**$**	**112,841**	**$**	**114,235**	**$**	**117,200**	**$**	**119,489**	**$**	**120,223**
Average occupied units/month		5,956		6,031		6,043		6,049		6,013
REVPOR CCRC excluding NREF Amortization per month[4]	$	6,315	$	6,314	$	6,465	$	6,585	$	6,665

----

(1)   May not foot due to rounding.

(2)   See pages 13 and 14 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3)   Includes revenue from facilities in redevelopment or recently completed redevelopments that were not yet stabilized for the three months ended September 30, 2023.

(4)   Represents the quarter REVPOR CCRC divided by a factor of three.

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REVPOR[1]

In thousands, except per month data

REVPOR Other	**Three Months Ended**									
	September 30, 2023		**December 31, 2023**		**March 31, 2024**		**June 30, 2024**		**September 30, 2024**	
Portfolio Cash Real Estate Revenues[2]	$	20,567	$	21,167	$	21,477	$	21,360	$	21,815
Other adjustments to REVPOR[3]		(2,456)		—		—		—		—
REVPOR revenues	$	18,111	$	21,167	$	21,477	$	21,360	$	21,815
Average occupied units/month		1,320		1,410		1,401		1,415		1,450
REVPOR per month[4]	$	4,573	$	5,005	$	5,109	$	5,032	$	5,016

_____

(1)   May not foot due to rounding.

(2)   See pages 13 and 14 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3)   Includes revenue for assets in redevelopment or recently completed redevelopments that were not yet stabilized for the three months ended September 30, 2023.

(4)   Represents the quarter REVPOR divided by a factor of three.

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FORWARD-LOOKING STATEMENTS

This Discussion and Reconciliation of Non-GAAP Financial Measures may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which we operate and beliefs of and assumptions made by our management, involve uncertainties that could significantly affect our financial or operating results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "predicts," "projects," "forecasts," "will," "may," "potential," "can," "could," "should," "pro forma," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about our business outlook, 2024 guidance, future acquisitions, dispositions, developments, financing activity, leasing activity, financial and operating results, plans, objectives, expectations, and intentions. All statements that address operating performance, events, or developments that Healthpeak expects or anticipates will occur in the future—including statements relating to creating value for stockholders, and the expected benefits of integration of operations relating to the merger with Physicians Realty Trust and property management internalization—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with macroeconomic trends, including inflation, interest rates, construction and labor costs, and unemployment; risks associated with our merger with Physicians Realty Trust, including, but not limited to, our ability to integrate the operations of the Company and Physicians Realty Trust successfully and realize the anticipated synergies and other benefits of the merger or do so within the anticipated time frame; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, including project abandonments, project delays, and lower profits than expected; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third-party management contracts, including the additional regulation and liabilities of our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social, and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease ("Covid"), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology systems and any material failure, inadequacy, interruption, or security failure of that technology; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, bank failures or other events affecting financial institutions, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and those additional risks and factors discussed in our reports filed with the SEC. Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

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